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October 12, 2006



United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0406

Attention: Perry J. Hindin


         RE:   OPTIUM CORPORATION
               AMENDMENT NO. 3 TO REGISTRATION STATEMENT ON FORM S-1 FILED OCTOBER 11, 2006
               REGISTRATION NO. 333-135472

Ladies and Gentlemen:

         This letter is being furnished on behalf of Optium Corporation (the "COMPANY") with respect to Amendment No. 3 to the Company's Registration Statement on Form S-1 (the "REGISTRATION STATEMENT") that was filed with the Commission on October 11, 2006. Amendment No. 4 to the Registration Statement ("AMENDMENT NO. 4"), including the prospectus contained therein, is being filed via Edgar on behalf of the Company with the Commission on October 12, 2006. Amendment No. 4 removes references to the Company as a "leading" supplier of high-performance optical subsystems and updates the section titled "Shares Eligible for Future Sale" to reflect the receipt of an additional lock-up agreement.

         Copies of this letter are being sent under separate cover to Tim Buchmiller of the Commission.

         If you require additional information, please telephone John J. Egan III at (617) 570-1514 or the undersigned at (617) 570-1410.

         Sincerely,


         /s/ JOHN B. STEELE
         -----------------------------------
         John B. Steele